

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Gregory Rustowicz
Vice President Finance and Chief Financial Officer
Columbus McKinnon Corporation
205 Crosspoint Parkway
Getzville, NY 14068

> **Re: Columbus McKinnon Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2020**
> **Filed May 27, 2020**
> **Form 8-K furnished May 27, 2020**
> **Form 8-K furnished October 29, 2020**
> **File No. 001-34362**

Dear Mr. Rustowicz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2020

Notes to Consolidated Financial Statements
Note 13. Pension and Other Benefit Plans, page 62

1. We note you provide information about all of your defined benefit pension plans in the aggregate; however, we also note that you acquired several foreign plans in your acquisition of STAHL. Please tell us what consideration was given to separately presenting information for your U.S. and foreign plans. Refer to ASC 715-20-50-4.

Form 8-K furnished May 27, 2020

Exhibit 99.1, page 1

2.  We note several instances where you include a non-GAAP margin without providing the GAAP margin with greater prominence.  For example, you disclose Adjusted EBITDA margin, Adjusted gross margin and Adjusted operating margin, but have not disclosed the corresponding GAAP margins.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.  Similar concerns apply to subsequent earnings releases on Form 8-K.

3.  We note your presentation of return on invested capital (ROIC).  It appears, based on information provided in Exhibit 99.2, that ROIC is a non-GAAP measure.  Please revise to provide a description of the measure, label it as a non-GAAP measure, and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Form 8-K furnished October 29, 2020

Exhibit 99.1, page 2

4.  We note your disclosure of "decremental adjusted operating income leverage."  Please revise to provide a description of this measure, label it as a non-GAAP measure, and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Chris Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology